

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Henrik Rouf
President and Chief Executive Officer
Nordicus Partners Corp
3651 Lindell Road
Suite D565
Las Vegas, NV 89103

>   **Re: Nordicus Partners Corp**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 24, 2023**
>   **File No. 333-274588**

Dear Henrik Rouf:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 24, 2023

Cover page

1. We note your response to prior comment 2. Please revise your disclosure here, as you do in your Plan of Distribution, to state that the selling stockholders "are" underwriters within the meaning of Section 2(a)(11) of the Securities Act.

2. We note your response to prior comment 3 and reissue. Please revise here to disclose, as you do in your response that Tom Glaesner Larsen is the selling security holder who, with Mr. Rouf, beneficially owns approximately 55% of your outstanding shares of common stock and will have voting control over all matters submitted to the holders of your common stock for approval.

Plan of Distribution, page 41

3.   We note your response to prior comment 1 and reissue. Your disclosure on page 41 continues to state that "[t]he Selling Stockholders <u>may</u> offer and sell the common stock registered pursuant to this prospectus at a fixed price…" Please clarify that the selling stockholders will sell at a fixed price.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30, 2023
Note 1 - Organization and Description of Business, page F-18

4.   We note the changes you made in response to comment 7. For clarity, please make similar revisions to note 1 of your interim period financial statements on page F-18. Also, in the next to last paragraph of note 1 to the annual financial statements you state "Pursuant to the Contribution Agreememt ... conveyed to us all right ... to (100%) of *our* (emphasis added) issued and outstanding capital stock ..." It appears "*our*" should be "Nordicus Partners A/S." Please revise or advise.

Exhibits

5.   Please file an updated consent of your independent public accountants as exhibit 23 to this filing.

Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest M. Stern, Esq.